                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 4


                            PRECISION SYSTEMS, INC.
                            -----------------------
                               (Name of Issuer)


                         Common Stock ($.01 par value)
                         -----------------------------
                        (Title of Class of Securities)


                                  740329-10-7
                                  -----------
                                (CUSIP Number)


                          Thomas J. Egan, Jr., Esq.
                               Baker & McKenzie
                         815 Connecticut Avenue, N.W.
                         Washington, D.C.  20006-4078
                                (202) 452-7000
                                --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 10, 1996
                                 -------------
                         (Date of Event which Requires
                           Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                               Page 1 of 10 Pages
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CUSIP No. 740329-10-7
- ------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership       Crystal Diamond, Inc.    Roy M. Speer
     88-0224372          88-0223159               ###-##-####
- ------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member             (a) /x/
     of a Group  (See Instructions)                    (b) / /
- ------------------------------------------------------------------
(3)  SEC Use Only

- ------------------------------------------------------------------
(4)  Source of Funds
     N/A
- ------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings          / /
     is Required Pursuant to Items 2(d) or 2(e)
     N/A
- ------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States
- ------------------------------------------------------------------
Number of Shares              (7)  Sole Voting Power
Beneficially Owned                           0
by Each Reporting             ------------------------------------
Person With                   (8)  Shared Voting Power
                                   3,634,432 by each person
                              ------------------------------------
                              (9)  Sole Dispositive Power
                                             0
                              ------------------------------------
                              (10) Shared Dispositive Power
                                   3,634,432 by each person
- ------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     RMS Limited Partnership -- 3,634,432 shares
     Crystal Diamond, Inc. -- 3,634,432 shares
     Roy M. Speer -- 3,634,432 shares
- ------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)         / /
     Excludes Certain Shares
- ------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     RMS Limited Partnership -- 19.96%
     Crystal Diamond, Inc. -- 19.96%
     Roy M. Speer -- 19.96%
- ------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN





                               Page 2 of 10 Pages
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Securities and Exchange Commission
Washington, D.C.
Schedule 13D


     RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on July 31, 1992 and as amended by that Amendment No. 1 to the Schedule 13D dated December 17, 1993, by that Amendment No. 2 to the
Schedule 13D dated January 5, 1995 and by that Amendment No. 3 to the Schedule 13D dated April 5, 1995 (as amended the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share, of Precision Systems, Inc., a Delaware corporation (the "Company" or "PSI"). This Amendment No. 4 to the Schedule 13D hereby restates the filers' original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto for purposes of EDGAR filing. The original
Schedule 13D is filed as Exhibit 99 hereto.

ITEM 1.  SECURITY AND ISSUER.

     Item 1 of the Schedule 13D, as amended from time to time, reads as follows:

     This report relates to the common stock, par value $.01 per share (the "Common Stock"), of Precision Systems, Inc., a Delaware corporation (the "Company" or "PSI"). This statement also relates to the shares of Common Stock issuable upon conversion of shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible at the option of the holder into one share of Common Stock. This statement also relates to the shares of Common Stock issuable upon conversion of shares of the Company's Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"). Following December 31, 1994, each share of Series A Preferred Stock will be convertible at the option of the holder into that number of shares of Common Stock as is determined by dividing $580.00 by the conversion price for the Series A Preferred Stock. The conversion price for the Series A Preferred Stock, which is subject to adjustment in certain circumstances, is $4.76 (the "Conversion Price").

     Each share of Common Stock is entitled to one vote per share and, except as provided below, is entitled to vote as a separate class with respect to certain fundamental corporate transactions, such as mergers. The holders of the Common Stock also are entitled to vote as a separate class for the election of 25% of the Company's Board of Directors. Each share of Class B Common Stock





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is entitled to 10 votes per share and votes generally with the holders of
Common Stock as a single class, except that (i) so long as there are 2,280,000 or more shares of Class B Common Stock outstanding, the holders of Class B Common Stock will vote as a separate class with respect to fundamental corporate transactions, such as mergers; and (ii) in the event there are fewer than 2,280,000 shares of Class B Common Stock outstanding, such holders will vote together with the holders of Common Stock as a single class on fundamental corporate transactions. The Company's principal executive offices are at 11800 30th Court North, St. Petersburg, Florida 33716.

     The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D, as amended from time to time, reads as follows:

     This Schedule 13D is being filed by RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation ("Crystal Diamond"), and Roy M. Speer.

     RMS is engaged primarily in the warehousing and real estate businesses. RMS's principal business and office addresses are 50 West Liberty Street, Suite 650, Reno, Nevada 89501.

     Crystal Diamond is the managing general partner of RMS. Crystal Diamond is engaged primarily in the warehousing and real estate businesses. Crystal Diamond's principal business and office addresses are 50 West Liberty Street, Suite 650, Reno, Nevada 89501.

     Roy M. Speer is the sole stockholder and a director of Crystal Diamond and is a non-managing general partner of RMS. Mr. Speer's business address is P.O. Box F41414, Freeport, Bahamas. Mr. Speer is a private investor. Mr.
Speer is a United States citizen.

     The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Crystal Diamond, (ii) each person controlling Crystal Diamond, and (iii) the executive officers and directors of any





                               Page 4 of 10 Pages
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person controlling Crystal Diamond (except Mr. Speer, for whom such information is provided above) were set forth in Schedule 1 to Amendment No. 1 to the Schedule 13D filed on December 17, 1993.

     As a result of the relationships described above in this Item 2, Crystal Diamond and Mr. Speer may be deemed to beneficially own the Common Stock owned by RMS.

     During the last five years, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D, as amended from time to time, reads as follows:

     On July 31, 1992, Home Shopping Network, Inc. ("HSN") effected a distribution (the "Distribution") to its stockholders of all of the outstanding capital stock of the Company, which prior to the Distribution was a wholly-owned subsidiary of HSN. Pursuant to the Distribution, each HSN stockholder received one share of Common Stock for every 10 shares of HSN Common Stock, par value $.01 per share (the "HSN Common Stock"), owned as of July 30, 1992, and one share of Class B Common Stock for every 10 shares of HSN Class B Common Stock, par value $.01 per share (the "HSN Class B Common Stock"), owned as of such date. As a result of the Distribution, RMS received from HSN 747,114 shares of Common Stock and 2,415,945 shares of Class B Common Stock, for which it did not pay any cash or other consideration.

     On December 13, 1993, RMS purchased from PSI 10,000 shares of Series A Preferred Stock for $5.8 million. The source of the funds used to purchase the Series A Preferred Stock was the working capital of RMS.

ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D, as amended from time to time, reads as follows:





                               Page 5 of 10 Pages
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     The Common Stock and Class B Common Stock issued to RMS and Mr. Speer in the distribution were received as part of a tax-free distribution of the capital stock of PSI to all of the shareholders of Home Shopping Network, Inc.

     On December 13, 1993, RMS purchased from PSI 10,000 shares of non-voting Series A Preferred Stock pursuant to the terms and conditions of a stock purchase agreement of the same date (the "Agreement"). The Series A Preferred Stock has a liquidation preference of $580 per share (the "Liquidation Preference") and following December 31, 1994 each share of Series A Preferred Stock will be convertible at the option of the holder into that number of shares of Common Stock determined by dividing the Liquidation Preference by the Conversion Price. The Series A Preferred Stock is redeemable at the option of the Company following December 31, 1994. The redemption price for the Series A Preferred Stock will equal 110% of the Liquidation Preference plus any accrued and unpaid dividends (and interest accrued thereon). While the Series A Preferred Stock is outstanding, PSI is precluded from changing the rights and preferences of the Series A Preferred Stock, issuing a class of equity securities that has rights senior to those of holders of Series A Preferred Stock or incurring additional indebtedness (except as permitted in the Certificate of Designations relating to the Series A Preferred Stock) without the approval of holders of a majority of Series A Preferred Stock. The Series A Preferred Stock bears a cumulative annual dividend of 6% per annum with interest accumulating on unpaid dividends at an annual rate of 6%.

     The Agreement provides that the proceeds of the transaction must be held by the Company in a segregated bank account and may be used for working capital or other purposes only following a determination by the Audit Committee of the Board of Directors of the Company that all or any portion of such proceeds are needed by the Company as additional working capital.

     The Agreement also grants RMS and Mr. Speer registration rights with respect to the Common Stock held by them and the Common Stock into which the Class B Common Stock and Series A Preferred Stock may be converted.

     Other than as described in this Item 4, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the





                               Page 6 of 10 Pages
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Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of their holdings of securities of the Company, or change their intentions with respect to any of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are amended to read as follows:

     (a) On June 10, 1996, Mr. Speer and RMS sold 119,601 and 347,114 shares of PSI Common Stock, respectively. Following such transaction, RMS is the beneficial owner of (i) 2,415,945 shares of the Company's Class B Common Stock, which shares represent all of the issued and outstanding shares of the Class B Common Stock, and (ii) 10,000 shares of the Company's Series A Preferred Stock, which shares represent all of the issued and outstanding shares of the Series A Preferred Stock. Mr. Speer does not directly hold any shares of Common Stock following such transaction.

     Each share of Class B Common Stock may be converted into one share of Common Stock. If all of the shares of Class B Common Stock held by RMS were converted, RMS would own approximately 14.22% of the Company's Common Stock. The Series A Preferred Stock may be converted into shares of Common Stock at a conversion price of $4.76 per share. The Series A Preferred stock may be converted into 1,218,487 shares of Common Stock or approximately 7.7% of the





                               Page 7 of 10 Pages

Common Stock.(1) Assuming conversion of all of the shares of Class B Common Stock and Series A Preferred Stock into Common Stock, RMS would own 19.96% of the Company's Common Stock. Thus, RMS is deemed to be the beneficial owner of 3,634,432 shares of Common Stock. As a result of the relationship described in
Item 2, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to own 3,634,432 shares of Common Stock each.

     Because each share of Class B Common Stock is generally entitled to 10 votes per share, whereas each share of Common Stock is entitled to one vote per share, RMS, Mr. Speer and Crystal Diamond may be deemed to own beneficially 62.37% of the voting power of the Company's outstanding capital stock. If RMS were to convert the Series A Preferred Stock, which carries no voting rights (other than as required under the Delaware General Corporation Law), RMS, Mr. Speer and Crystal Diamond would be deemed to own beneficially 63.51% of the voting power of the Company's outstanding Crystal Stock.

     (b) RMS shares with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,415,945 shares of Class B Common Stock owned by RMS. RMS also shares with Crystal Diamond and Mr. Speer the power to dispose or direct the disposition of the 10,000 shares of Series A Preferred Stock owned by RMS. The Series A Preferred Stock has no voting rights, but is convertible into 1,218,487 shares of Common Stock. Under the terms of a shareholders agreement and subject to certain limitations, RMS has agreed to vote the shares of Class B Common Stock and Common Stock, if any, owned by it in favor of a nominee to the Company's Board of Director designated by Primwest Holdings N.V.

     (c) On June 10, 1996, Mr. Speer and RMS sold an aggregate of 466,715 shares of PSI Common Stock, constituting all of the shares of such class of PSI securities owned by Mr. Speer and RMS in a single transaction effected over the counter at a per share price of $13.875.






- --------------------

     (1) Number of shares issuable upon conversion of Series A Preferred Stock determined based upon the conversion price for such securities reported in the Company's Form 10-K for the fiscal year ended August 31, 1995. Such conversion price and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to change based on the anti-dilution provisions relating to the Series A Preferred Stock contained in the Certificate of Designations.

                               Page 8 of 10 Pages
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     Items 5(d) and 5(e), as amended from time to time, read as follows:

     (d)  Not Applicable.

     (e)  Not Applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D, as amended from time to time, reads as follows:

     All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above are contained in that certain Purchase Agreement dated December 13, 1993, between RMS Limited Partnership and Precision Systems,Inc. which was filed previously as Exhibit A to Amendment No. 1 to the Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 99 -- Schedule 13D as filed on July 31, 1992.





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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 12, 1996


                              /s/ Roy M. Speer
                              --------------------------------
                              Roy M. Speer


                              RMS LIMITED PARTNERSHIP,
                              a Nevada limited partnership


                              /s/ C. Thomas Burton
                              --------------------------------
                              C. Thomas Burton
                              President
                              of Crystal Diamond, Inc.,
                              the Managing General Partner of
                              RMS Limited Partnership


                              CRYSTAL DIAMOND, INC.,
                              a Nevada corporation


                              /s/ C. Thomas Burton
                              --------------------------------
                              C. Thomas Burton
                              President





                              Page 10 of 10 Pages